Zentek Pre-Qualifies Under Canada's Defence Drone Initiative Marketplace

Five-year Supply Arrangement with the Defence Investment Agency, running to July 2031

Guelph, ON - September 16, 2026 - Zentek Ltd. ("Zentek" or the "Company") (TSXV: ZEN) (OTCQX: ZTEKF) has been pre-qualified under the Government of Canada's Defence Drone Initiative Marketplace and issued Supply Arrangement CW2467305 under solicitation W8703-270055. The arrangement runs from August 26, 2026, to July 31, 2031. The Defence Investment Agency is the supply arrangement authority and the sole identified user, on behalf of the Department of National Defence.

Why This Matters

Zentek is eligible to respond to task solicitations issued under the Marketplace for the term of the arrangement. The Marketplace reopens to new applicants every three months until July 2027 and every six months thereafter to July 2031, so the qualified supplier pool may continue to grow over the term. ZEN-EMI-01 is at the laboratory stage and has not been tested or qualified for any defence application, and the Company has no customer agreements relating to any such application. There is no certainty that the opportunity described will result in a material benefit to the Company.

What Zentek Brings

Zentek's qualification relates to its capabilities in graphene and graphite-based coatings, advanced materials and related technologies. The Company develops and manufactures coatings and specialty materials supported by its intellectual property portfolio. Certain of these technologies incorporate purified Albany graphite, including ZEN-EMI-01, a water-based electromagnetic interference (EMI) shielding coating for which the Company filed a provisional patent application on August 17, 2026. The Albany graphite deposit, located in Northern Ontario, is 100% owned by Zentek's wholly owned subsidiary, Albany Graphite Corp.

How the Marketplace Works

The Marketplace is a pre-qualified supplier pool covering uncrewed and autonomous systems, counter-uncrewed system capabilities, communications and data systems, engineering and integration services, testing and training, and innovation and experimentation. Canada issues task solicitations to qualified suppliers rather than running a new procurement qualification process for each requirement. A Supply Arrangement is not a contract and carries no committed value.

Pre-qualification is the first step toward competing for requirements through the Marketplace. When a requirement arises, Canada may issue a task solicitation to suppliers qualified under the applicable categories, rather than conducting a new qualification process for each requirement.

Management Commentary

"Budget 2025 committed $81.1 billion to rebuild and rearm the Armed Forces, and every system acquired depends upon the materials and technologies behind it," ¹ said Mohammed (Moe) Jiwan, Chief Executive Officer of Zentek. "We are in that ecosystem now, pre-qualified on the materials: the coatings, the specialty materials and the patents behind them. This is the first step in a longer process and we are moving on it."

About Zentek

Zentek Ltd. is a Canadian intellectual property development and commercialization company advancing a portfolio of graphene-enabled and advanced materials technologies across clean air, next-generation materials, and critical minerals. Core platforms are Albany Graphite, ZenGUARD™, and Triera. Albany is the Company's principal critical minerals asset.

For more information:

Mohammed (Moe) Jiwan

Chief Executive Officer, Zentek Ltd.

T: 437-826-3779

E: mjiwan2@zentek.com

www.zentek.com

Forward-Looking Statements

This news release contains forward-looking statements. Forward-looking statements in this news release include, without limitation, the issuance of task solicitations under the Defence Drone Initiative Marketplace, the Company's ability to respond to or be awarded work under any such solicitation, and the development of ZEN-EMI-01. A Supply Arrangement is not a contract and carries no committed value. Inclusion in a Supply Arrangement does not guarantee a minimum number of orders or any level of purchase volume. There is no assurance that the ZEN-EMI-01 development program will result in a commercial product or that patent protection will be granted. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

References (public)

1 Budget 2025: $81.1 billion multi-year investment to rebuild, rearm and reinvest in the Canadian Armed Forces. Department of National Defence, 2026-27 Departmental Plan: https://www.canada.ca/en/department-national-defence/corporate/reports-publications/departmental-plans/departmental-plan-2026-27.html